==============================================================================


			   UNITED STATES SECURITIES
			   AND EXCHANGE COMMISSION
			   Washington, D.C.  20549

			   -----------------------


				  FORM 11-K


		/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
		  OF THE SECURITIES EXCHANGE ACT OF 1934

		For the fiscal year ended December 31, 2003

				     OR

    / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
			     EXCHANGE ACT OF 1934

		For the transition period from ______ to ______

			    Commission File No. 0-5544

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	   THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

			  Ohio Casualty Corporation
			       9450 Seward Road
			     Fairfield, OH  45014




				Page 1 of 14

==============================================================================

			   REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibits are being filed herewith:

Exhibit No.     Description
----------      -----------

    23          Independent Accountant's Consent

				 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE COMPANY
EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Employee Savings Plan Retirement
Committee




June 28, 2004                            /s/ Howard L. Sloneker III
					 ------------------------------------
					 Howard L. Sloneker III
					 Senior Vice President

				 APPENDIX 1


THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 2003 AND 2002, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2003, SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003, AND INDEPENDENT ACCOUNTANT'S REPORT.

	 THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

			      TABLE OF CONTENTS
------------------------------------------------------------------------------



									Pages

Report of Independent Registered Public Accounting Firm..............       6

Financial Statements:

     Statements of Net Assets Available for Benefits
	as of December 31, 2003 and 2002.............................       7

     Statement of Changes in Net Assets Available for
	Benefits for the year ended December 31, 2003................       8

Notes to the Financial Statements....................................    9-13

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held At End of Year)..      14

	    Report of Independent Registered Public Accounting Firm


We have audited the accompanying statements of net assets available for benefits of The Ohio Casualty Insurance Company Employee Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/Ernst & Young LLP

Ernst & Young LLP
Cincinnati, Ohio
June 18, 2004

	   The Ohio Casualty Insurance Company Employee Savings Plan
		Statements of Net Assets Available For Benefits


						December 31,
					    2003            2002
				       --------------  --------------
Assets
Cash:
   Noninterest-bearing cash             $     34,765    $          -

Investments, at fair value               135,092,955     107,819,929

Receivables:
   Employer contributions                          -          96,303
   Participants contributions                      -         256,666
   Due from broker for securities sold       197,340               -
   Accrued interest                            1,380           1,681
					-------------   -------------
Total receivables                            198,720         354,650

					-------------   -------------
Net assets available for benefits       $135,326,440    $108,174,579
					=============   =============



			     See accompanying notes
				      7

	  The Ohio Casualty Insurance Company Employee Savings Plan Statement of Changes in Net Assets Available for Benefits
			 Year Ended December 31, 2003


Additions
Investment income:
    Net appreciation in fair value of investments     $ 23,459,431
    Interest and dividends                               2,194,039
						      -------------
							25,653,470

Contributions:
    Participants                                         8,090,849
    Employer                                             2,859,518
						      -------------
							10,950,367

						      -------------
Total additions                                         36,603,837

Deductions

Benefits paid directly to participants                   9,430,166
Administrative expenses                                     21,810
						      -------------
Total deductions                                         9,451,976

						      -------------
Net increase in net assets available for benefits       27,151,861


Net assets available for benefits:
     Beginning of year                                 108,174,579
						      --------------

     End of year                                      $135,326,440
						     ==============



			   See accompanying notes
				     8

	  The Ohio Casualty Insurance Company Employee Savings Plan
			Notes To Financial Statements
			      December 31, 2003

1.   Accounting Policies:
     -------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     A. Investment securities are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset market values of shares held by The Ohio Casualty Insurance Company Employee Savings Plan (the Plan) at year-end.

	Securities traded on a national securities exchange, including Ohio Casualty Corporation common stock, are valued at the last recorded sales price of the last business day of the plan year.

	The fair value of the participation units owned by the Plan in common trust funds are valued at quoted redemption value as of the last business day of the plan year.

     B. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

     C. Purchases and sales of securities are recorded on a trade-date basis.

     D. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     E. Contributions from participants and the Ohio Casualty Insurance Company (the Company) are recorded in the month the Company makes payroll deductions from Plan participants. Participant contributions are accrued, if applicable, for the last pay period of the Plan year.

     F. Benefits are recorded when paid.

     G. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   Description of Plan:
     -------------------

     The following brief description of the Plan is provided for general information purposes only. Reference should be made to the Plan Document and The Ohio Casualty Insurance Company Benefits Manual for a complete description of the Plan.

     A. General:
	The Plan, which is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan covering all eligible employees of the Company who have elected to participate.

	   The Ohio Casualty Insurance Company Employee Savings Plan
		     Notes To Financial Statements, Continued
				December 31, 2003

2.   Description of Plan, continued:
     ------------------------------

     B. Participants of the Plan must be at least 18 years of age and be a Full-time or Part-time employee of the Company working 20 or more hours per week, or work 1,000 or more hours in a calendar year, to be eligible.

     C. Participants direct the investment of their contributions into various fund options available. Participants may contribute between 1-32% of eligible compensation to the Plan on a before-tax and/or after-tax basis. The Company matches 50% of the first 6% of the participant's semi-monthly contribution. Effective since July 1, 2002, the Company match is invested according to the participants' investment direction. Prior to this date all Company match was invested as directed by the Company into the Ohio Casualty Stock Fund. Also effective after July 1, 2002, participants can diversify up to 25% of their employer contributions and investment earnings in the Ohio Casualty Stock Fund once per calendar quarter. The Ohio Casualty Stock Fund is an Employee Stock Ownership Plan (ESOP). Participants are 100% vested in the value of their own contributions and related investment earnings, as well as 100% vested in the value of the Company match contributions and related investment earnings.

     D. Each participant's account is credited with his/her contributions, his/her share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participants' account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from his/her fully vested account balance.

     E. Certain costs of administering the Plan are paid by the Company. These costs totaled $55,363 for the year ended December 31, 2003.

     F. Benefits are payable to participants upon termination of employment, retirement, disability retirement, and/or death. In-service withdrawals, including withdrawals due to financial hardship as defined by the Internal Revenue Service, are also available.

3.   Plan Termination:
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

     In the event of Plan termination, the Plan's assets will be used to provide benefits for participants and beneficiaries in accordance with federal law.

	   The Ohio Casualty Insurance Company Employee Savings Plan
		     Notes To Financial Statements, Continued
				December 31, 2003

4.   Income Tax Status:
     -----------------

     The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.   Investments:
     -----------

     The following investments represent 5% or more of the Plan's net assets:

								 Fair Value
						       -------------------------------
							December 31,      December 31,
							    2003              2002
						       -------------------------------
Common Stock
------------
     Ohio Casualty Stock Fund                           $33,005,492       $27,627,296

Mutual Funds
------------
     T. Rowe Price Small Cap Fund                        14,354,250         9,764,533

     Fidelity Equity Income Fund                          8,902,175         6,624,351

     Fidelity Balance Fund                               12,765,017         9,628,372

     Fidelity Blue Chip Fund                             10,204,224         7,237,880

Common/Collective Trusts
------------------------
     Fidelity Managed Income Portfolio II                25,349,671        25,001,390

     Fidelity U.S. Equity Index Pool                     17,728,903        13,484,646

Net appreciation in the fair value of the investments (including investments bought, sold, as well as held during the year) as determined by quoted market prices is as follows:

							       Year ended
							   December 31, 2003
							   -----------------
   Investments:
   Common stock                                               $  8,710,832
   Mutual funds                                                 10,866,498
   Common/collective trusts                                      3,882,101
							      ------------
       Total                                                   $23,459,431
							      ============

	   The Ohio Casualty Insurance Company Employee Savings Plan
		     Notes To Financial Statements, Continued
				December 31, 2003


6. Nonparticipant-Directed Investments:
   -----------------------------------

   Effective July 1, 2002, the Company amended the Plan to allow participants the opportunity to direct the investments of all Company match contributions. The amendment also granted all participants the opportunity to diversify (up to 25% once per calendar quarter) their Company match account balances that, prior to the amendment, were initially invested entirely in the Ohio Casualty Stock Fund by the Company under nonparticipant-direction. In all plan years subsequent to the current plan year ended December 31, 2003, investments in the Ohio Casualty Stock Fund can be considered participant-directed. In the current plan year, however, the participant-directed and nonparticipant-directed components of the Ohio Casualty Stock Fund cannot be separately determined; therefore, the fund activity is deemed to be nonparticipant-directed for purposes of this disclosure as defined in Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." Accordingly, the information about the net assets and the significant components of changes in net assets as is required for disclosure for nonparticipant-directed investments is as follows:

						       December 31,
						   2003            2002
						   ----            ----

     Investments, at fair value;
       Nonparticipant-Directed:
       Ohio Casualty Stock Fund                $         0     $27,531,834
					       ===========     ===========
     Investments, at fair value;
       Participant-Directed:
       Ohio Casualty Stock Fund                $33,005,492     $         0
					       ===========     ===========


								    Year ended
								 December 31, 2003
								 -----------------
      Change in nonparticipant-directed net assets:
	Interest income                                             $     15,473
	Contributions                                                    520,297
	Interfund transfers                                           (1,379,246)
	Net loan activity                                                 11,068
	Net appreciation in fair value of investments                  8,548,316
	Benefits paid directly to participants                        (2,242,250)
	Transfers to participant-directed investments                (33,005,492)
								    -------------
      Net decrease in nonparticipant-directed investments           $(27,531,834)
								    =============


7.   Loans Receivable - Participants:
     -------------------------------

     Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 reduced by the participant's highest outstanding aggregate balance of loans from the Plan during the previous twelve months, the total value of the participant's before-tax, after-tax, and rollover accounts, or 50% of the vested value of the participant's accounts. Interest is charged at Chase Manhattan Bank's commercial rate plus 1%. Repayment of loans are arranged through payroll deductions with a maximum repayment term of 5 years, or 15 years for a home loan. Terminated employees can continue loan repayments following termination of employment.

	   The Ohio Casualty Insurance Company Employee Savings Plan
		     Notes To Financial Statements, Continued
				December 31, 2003


8.   Reconciliation of Financial Statements to Form 5500:
     ---------------------------------------------------

     The following is a reconciliation of contributions received by the Participants and Employer per the financial statements to the Form 5500:

							      Year Ended
							   December 31, 2003
							   -----------------
       Contributions received from participants and
       employer per the financial statements                  $10,950,367
       Add:  Contributions accrued in the prior year
       received by the Plan in the current year                   352,969
							      -----------
       Contributions received from participants
       and employer per the Form 5500                         $11,303,336
							      ===========


9.   Plan Amendments:
     ---------------

     The following significant amendments were adopted, approved or became effective during the 2003 plan year:
     - PIMCO Total Return Fund - Administrative Class was added as an investment fund election.
     - Eligible Plan participants can make additional plan contributions up to the annual IRS maximum ("catch up" contributions).
     - Terminated employees can continue loan repayments following termination of employment.
     - Terminated participants with an account balance greater than $5,000 can maintain funds in the Plan beyond age 65.
     - The definition of compensation was modified to include reinsurance brokerage fees.
     - The definition of Eligible Employee was modified to include all employees over the age of 18 who work 1,000 or more hours in a calendar year.

10.  Subsequent Events:
     -----------------

     Effective January 1, 2005, the Company will match 100% of the participant's contribution for the first 3% of eligible pay and 50% of the participant's contribution for the next 2% of eligible pay. Employees with 10 or more years of service as of July 1, 2004 will be eligible for a temporary, discretionary, additional Company contribution of 2.5% percent of eligible compensation. Additionally, a discretionary profit sharing contribution may be made by the Company each year beginning in 2005 if certain profitability levels are achieved. Employees will not have to contribute to the Plan to be eligible for the profit sharing contribution but must be employed by the Company on December 31st of the applicable Plan year.

			    Supplemental Schedule

	 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

The Ohio Casualty Insurance Company Employee Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
EIN  31-0396250
Plan Number 002


INVESTMENTS                                UNITS/SHARE     FAIR VALUE
----------------------------              ------------   ------------
Cash:
    Interest-bearing cash                        15,814   $  1,471,079
Common Stock:
    Ohio Casualty Corporation*                  354,803     33,005,492
Mutual Funds:
    PIMCO Tot Return Adm                         74,308        795,834
    Franklin Small Cap Growth                    61,189      1,849,132
    T. Rowe Price Small Cap                     488,406     14,354,250
    Fidelity Equity Income*                     178,938      8,902,175
    Fidelity Balanced*                          762,091     12,765,017
    Fidelity Blue Chip*                         257,487     10,204,224
    Fidelity Diversified Intl*                   48,854      1,178,364
    Fidelity Freedom Income*                     31,073        344,602
    Fidelity Freedom 2000*                        8,018         94,453
    Fidelity Freedom 2010*                      100,585      1,309,617
    Fidelity Freedom 2020*                      116,548      1,517,458
    Fidelity Freedom 2030*                       62,958        815,304
    Fidelity Freedom 2040*                       40,774        308,248
Common/Collective Trusts:
    Fidelity Managed Income Portfolio II*    25,349,671     25,349,671
    Fidelity U.S. Equity Index Pool*            524,990     17,728,903
Loans:
    Participant Loans **                                     3,099,132
							 -------------
TOTAL INVESTMENTS                                         $135,092,955
							  =============

* Indicates party-in-interest to the Plan

** The interest rates on these loans range from 5.0% to 10.0% with maturity dates of 2004 through 2018.